                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


            Information to Be Included in Statements Filed Pursuant
    To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                             (Amendment No.______)


                                 XOOM.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98413F101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Richard Cotton, Executive Vice President and General Counsel, National
                           Broadcasting Company, Inc.
                   30 Rockefeller Plaza, New York, NY 10012,
                                 (212) 664 7195

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 10, 1999
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 98413F101                                      Page 2 of 20 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NATIONAL BROADCASTING COMPANY, INC.         14/1682529
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                3,350,680**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          3,350,680
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  ***
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              19.5%****
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 20 Pages

     ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that National Broadcasting Company, Inc. is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


     ***   Pursuant to the option agreement as described in Item 4, NBC has the right to acquire, in the aggregate, up to 19.9% of the outstanding stock of the Issuer upon the occurrence of certain events specified therein. Because, the option is not currently exercisable and will only be exercisable upon the occurrence of such events, NBC excluded the shares underlying such option and disclaims beneficial ownership with respect to such shares.

     ****  Based on 17,162,056 shares of Common Stock outstanding on May 9, 1999

                                      SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 98413F101                                      Page 4 of 20 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GENERAL ELECTRIC COMPANY         14-0689340
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              Beneficial Ownership of all Shares disclaimed by General Electric Company
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              Not Applicable (see 11 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 20 Pages

                                      SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 98413F101                                      Page 5 of 20 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              NATIONAL BROADCASTING COMPANY HOLDING, INC.         13-3448662
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              Not Applicable (see 11 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 20 Pages

CUSIP 98413F101                                               Page 6 of 20 Pages




Item 1.  Security and Issuer.

                  The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.0001 per share ("Common Stock"), of XOOM.com, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 300 Montgomery Street, 3rd Floor, San Francisco, California 94104.

ITEM 2.  Identity and Background.

                  This statement is being filed by National Broadcasting Company, Inc. ("NBC"), a Delaware corporation, for and on behalf of itself, General Electric Company ("GE") and National Broadcasting Company Holding, Inc. ("NBC Holding"). NBC is a wholly-owned subsidiary of NBC Holding, and NBC Holding is a wholly-owned subsidiary of GE. NBC, NBC Holding and GE are referred to herein as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

                  NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. NBC Holding is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Holding is a holding company which owns all the common stock of NBC. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

                  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBC Holding and GE are set forth on Schedules A, B and C attached hereto, respectively.

                  Except as set forth on Schedule D hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                  No funds or other consideration were used to purchase any securities. This Schedule 13D is being filed because voting rights were acquired in connection with the transactions described in Item 4 below.

ITEM 4.  Purpose of Transaction.

                  NBC acquired the voting rights described in this Item 4 in order to effectuate the transactions contemplated by the Agreements (as described below). Each of the Agreements related to the foregoing is filed as an exhibit hereto (as indicated below) and incorporated by reference herein.

                  On May 9, 1999, the Company and certain of its subsidiaries, National Broadcasting Company, Inc. and certain of its affiliates (collectively, "NBC"), CNET, Inc. ("CNET") and SNAP! LLC entered into a series of definitive agreements (the "Agreements") relating to the formation of a new company to be named NBC Internet, Inc. ("NBCi") upon consummation of all the transactions contemplated by the Agreements. NBCi is expected to include the businesses of the Company, SNAP! LLC and certain of NBC's internet assets (including NBC.com, Videoseeker.com and NBC Interactive Neighborhood) and a 10% ownership interest in CNBC.com. The first transaction will be effected by a merger of the Company with a subsidiary of NBCi followed by NBCi acquiring CNET's ownership interest in SNAP! LLC. In a subsequent transaction, Neon Media Corporation ("NMC"), a newly formed entity which will own the NBC internet assets discussed above, is expected to be merged with NBCi and NBC's ownership interests in SNAP! LLC are expected to be contributed to NBCi. In connection with the consummation of all of the transactions contemplated by the Agreements, the following would occur on successive days:

CUSIP 98413F101                                               Page 7 of 20 Pages



                  Initially,

                           (i) each share of Company common stock will be
                  converted into the right to receive one share of NBCi Class A common stock (the "Class A Stock"); and

                           (ii) CNET will receive 7,147,584 shares of Class A Stock in exchange for its ownership interest in SNAP! LLC;

which would result in a new company (NBCi) controlled by the former stockholders of the Company.

                  On the succeeding day,

                           (A) each share of NMC common stock will be exchanged
                  for one share of Class B common stock ("Class B Stock") of NBCi, which will result in the issuance of 13,764,726 shares of Class B Stock; and

                           (B) a subsidiary of NBC will receive 11,417,569
                  shares of Class B Stock in exchange for its ownership interests in SNAP! LLC (including its options to purchase additional equity interests).

                  Thereafter, an affiliate of NBC will purchase a $486,894,758 zero coupon convertible debenture due 2006 (the "Convertible Note") of NBCi for a cash payment of $30 million and the assignment of an NBC promissory note in the amount of $340 million (the "NBC Note") to NBCi. The NBC Note has a term of four years and will bear interest at 5.4% per annum. The Convertible Note may be converted at a 15% discount by the holder thereof into 4,651,493 shares of Class B Stock only after one year after its Issuance.

                  Only the Class A Stock will be publicly traded. Separate agreements have been entered into with respect to the transactions set forth in clauses (i) and (ii) and with respect to the transactions set forth in clauses
(A) and (B). The closing of the transactions set forth in clauses (i) and (ii) will occur first and will not be contingent upon the closing of the transactions set forth in clauses (A) and (B), which are anticipated to occur the following day. Except for certain specified matters, the Class A Stock and Class B Stock shall have the same voting rights. Upon consummation of the transactions, the Company and SNAP! LLC will be wholly-owned by NBCi.

                  Assuming both transactions were consummated on May 9, 1999, NBC and its affiliates would own approximately 49.9% of NBCi equity, the Company's former stockholders and option holders would own approximately 36% of NBCi equity and CNET would own approximately 14% of NBCi equity. If NBC chooses to convert the Convertible Note after one year, NBC, through its affiliates, could own approximately 53% of the currently expected fully-diluted equity of NBCi.

                  Initially, the holders of the Class B Stock will have the right to appoint six of the 13 members of the NBCi board of directors (and will retain such right so long as such holders own 20% of the outstanding shares of common stock of NBCi) and the holders of the Class A Stock will have the right to appoint the remaining seven members, with the seventh member requiring the nomination of at least seven members of the NBCi board of directors. If NBC converts the Convertible Note, in certain circumstances the holders of the Class B Stock would have the right to appoint seven of the 13 members of the NBCi board of directors and the holders of the Class A Stock would have the right to appoint the remaining six members. As long as the directors elected by the holders of the Class B Stock do not constitute a majority of the NBCi board of directors, certain actions by NBCi will require the approval of such directors. As long as the holders of the Class B Stock have the right to elect seven directors to the NBCi board of directors, certain actions by NBCi will require the approval of the directors elected by the holders of the Class A Stock.

                  The Company has also entered into an option agreement which provides NBC with the right to acquire, in the aggregate, up to 19.9% of the outstanding common stock of the Company upon the occurrence of certain specified events related to the consummation of the transactions described above (or the lack thereof). As this option is not currently exercisable and will only be exercisable upon occurrence of certain events as specified in the option agreement, NBC disclaims beneficial ownership of all shares underlying such option. NBC, the Company and Chris Kitze, the Company's Chairman and the beneficial owner of approximately 20% of the Company's common stock, have entered into a voting agreement (the "Voting Agreement"), discussed further below, under which Chris Kitze has agreed to vote his shares in favor of the transactions contemplated by the Agreements.

                  In connection with the transactions, NBC and a subsidiary of NBC entered into a licensing agreement (which will be assigned to NBCi upon consummation of the transactions). Among other rights, the agreement grants such subsidiary a non-exclusive license to use the trademark "NBC", the NBC multicolor logo and the NBC soundmark in connection with NBC.com, Videoseeker.com and NBC Interactive Neighborhood and the portal, community and e-commerce services of NBCi. The license

CUSIP 98413F101                                               Page 8 of 20 Pages



agreement also provides such subsidiary an exclusive license to use, reproduce and display short excerpts from certain NBC television programs and to create interactive programs therefrom, in accordance with the terms of the license, on the NBCi internet sites. In addition, NBCi will purchase at least $380 million in NBC TV Network advertising over the next four years.

                  In connection with the transactions, CNET will enter into an agreement with NBC under which (i) CNET will agree to vote its shares of Class A Stock in the same manner as NBC with respect to certain change in control transactions involving NBCi and (ii) NBC has a right of first offer to purchase shares of Class A Stock owned by CNET. NBC and CNET will also enter into standstill agreements with NBCi under which they will agree not to transfer or acquire additional shares of NBCi's capital stock except in accordance with the terms and conditions of the standstill agreements.

                  The transactions are subject to the approval of the Company's stockholders as well as receipt of required regulatory approvals, approval for listing on the Nasdaq National Market System and other customary conditions.

                  Upon closing of the transactions, it is anticipated that Bob Wright, President and Chief Executive Officer of NBC, will become Chairman of the Board of NBCi, and Chris Kitze will become the President and Chief Executive Officer of NBCi.

                  The foregoing summary of the Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Agreements filed as exhibits hereto.

                  In consideration of the abovementioned Agreements, the Company, NBC, Flying Disc Investments Limited Partnership, a Nevada limited partnership ("Flying Disc") and Chris Kitze (together with Flying Disc, the "Holders""), and CNET entered into the Voting Agreement, pursuant to which, among other things, the Holders (i) agreed to vote (or cause to be voted) all of the shares beneficially owned by such Holders on the record date of such vote or action (a) in favor of the adoption of the Agreements and the approval of the terms thereof and each of the other transactions contemplated by the Agreements; and (b) prior to the effective time of the merger of NMC with NBCi, against certain business combination transactions and transactions relating to the acquisition or purchase of 20% or more of the assets or any class of equity securities of Xoom or any of its subsidiaries and against any amendment of the Company's certificate of incorporation or bylaws or other proposal, action or transaction involving the Company or any of its subsidiaries which amendment or other action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Agreements and (ii) appointed NBC and the President and Treasurer of NBC and the Secretary of NBC, in their respective capacities as officers of NBC, and any individual who shall hereafter succeed to any such office of NBC, and any other designee of NBC, each of them individually, such Holder's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to such Holder's shares of Common Stock. The Voting Agreement terminates on the earlier of (i) the consummation of the merger of NMC with and into NBCi; and (ii) the termination of the agreement pursuant to which the merger of NMC and NBCi will be effected. A copy of (a) the Agreement and Plan of Contribution and Merger among the Company and certain of its subsidiaries, CNET and SNAP! is attached hereto as Exhibit 1, (b) the Agreement and Plan of Contribution, Investment and Merger among the Company and certain of its subsidiaries and NBC and certain of its affiliates is attached hereto as
Exhibit 2, and (c) the Voting Agreement is attached hereto as Exhibit 3.

                  On May 9, 1999, the Holders beneficially owned 3,350,680 shares of the Company Common Stock, which amounted to 19.5% of the total outstanding shares of common stock of the Company. These 3,350,680 shares of Common Stock include 3,350,680 shares of Common Stock held by Flying Disc of which Mr. Chris Kitze is a general partner. Mr. Kitze may be deemed to be the beneficial owner of the shares held by Flying Disc.

                  Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

                  (a) The responses of the Reporting Persons to Rows (7) through
(13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of May 9, 1999, the Reporting Persons did not own any shares of the common stock of the Company.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of the common stock of the Company.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 5, the Company, NBC, the Holders and CNET have entered into the Voting Agreement with respect to the voting of shares of Common Stock. Pursuant to

CUSIP 98413F101                                               Page 9 of 20 Pages



the terms of such arrangement, NBC may be deemed to have the power to direct the vote with respect to the 3,350,680 shares of Common Stock beneficially owned by the Holders.

                  Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock or other securities of the Company which they may be deemed to beneficially own.

                  (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of the Company during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBC is the "beneficial owner" of any shares of Common Stock or other securities of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer , including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.


ITEM 7.  Material to Be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Contribution and Merger, dated as of May 9, 1999, among CNET, Inc., Xoom.com, Inc., Xenon 2, Inc., Xenon 3, Inc. and Snap! LLC (the "Xenon 2 Merger Agreement")
Exhibit 2 Agreement and Plan of Contribution, Investment and Merger, dated as of May 9, 1999, among National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation, Xenon 2, Inc., and Xoom.com, Inc.
Exhibit 3 Voting Agreement, dated as of May 9, 1999, among Xoom.com, Inc. (the "Company"), National Broadcasting Company, Inc., CNET, Inc., Flying Disc Investments Limited Partnership and Chris Kitze
Exhibit 4 Stock Option Agreement, dated as of May 9, 1999, between Xoom.com and National Broadcasting Company, Inc.
Exhibit 5         Joint Filing Agreement by and among GE, NBC Holding and NBC

CUSIP 98413F101                                              Page 10 of 20 Pages



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                            GENERAL ELECTRIC COMPANY

                                     By:      /s/ Mark W. Begor
                                            --------------------
                                     Name:    Mark W. Begor
                                     Title:   Vice President



                            NATIONAL BROADCASTING COMPANY HOLDING,
                            INC.

                                     By:     /s/ Mark W. Begor
                                            --------------------
                                     Name:    Mark W. Begor
                                     Title:   Treasurer


                            NATIONAL BROADCASTING COMPANY, INC.

                                     By:     /s/ Mark W. Begor
                                            --------------------
                                     Name:    Mark W. Begor
                                     Title:   Executive Vice President


Dated:   May 19, 1999

                           SCHEDULE A TO SCHEDULE 13D


                  Filed by National Broadcasting Company, Inc.

                       National Broadcasting Company, Inc.
                       -----------------------------------
                        Directors and Executive Officers
                        --------------------------------


Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------

Directors
---------

S.S. Cathcart                        222 Wisconsin Avenue                              Retired Chairman, Illinois
                                     Suite 103                                         Tool Works
                                     Lake Forest, IL  60045

Andrea Jung                          Avon Products, Inc.                               President and Chief Operating Officer, Avon
                                     1345 Avenue of the Americas                       Products, Inc.
                                     New York, NY  10105

G.G. Michelson                       Federated Department Stores                       Former Member of the Board of Directors,
                                     151 West 34th Street                              Federated Department Stores
                                     New York, NY  10001

E.F. Murphy                          General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT 06431

S. Nunn                              King & Spalding                                   Partner, King & Spalding
                                     191 Peachtree Street, N.E.
                                     Atlanta, GA 30303

J.D. Opie                            General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT  06431

R.S. Penske                          Penske Corporation                                Chairman of the Board and President,
                                     13400 Outer Drive, West                           Penske Corporation
                                     Detroit, MI  48239-4001

F.H.T. Rhodes                        Cornell University                                President Emeritus, Cornell University
                                     3104 Snee Building
                                     Ithaca, NY  14853


Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------
A.C. Sigler                          Champion International Corporation                Retired Chairman of the Board and CEO and
                                     1 Champion Plaza                                  former Director, Champion International
                                     Stamford, CT  06921                               Corporation

D.A. Warner III                      J.P. Morgan & Co., Inc. and Morgan                Chairman of the Board, President, and Chief
                                     Guaranty Trust Co.                                Executive Officer, J.P. Morgan & Co.
                                     60 Wall Street                                    Incorporated and Morgan Guaranty Trust
                                     New York, NY  10260                               Company

J.F. Welch, Jr.                      General Electric Company                          Chairman of the Board and Chief Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT  06431


Executive Officers
------------------
John F. Welch Jr.                    National Broadcasting Company, Inc.               Chairman
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

Robert C. Wright                     National Broadcasting Company, Inc.               Chief Executive Officer & President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Mark Begor                           National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

William Bolster                      CNBC, Inc.                                        Executive Vice President
                                     2200 Fletcher Avenue
                                     Fort Lee, NJ 07024

Richard Cotton                       National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Duncan Ebersol                       National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Randel A. Falco                      National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------
Andrew Lack                          National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Donald Ohlmeyer                      National Broadcasting Company, Inc.               Executive Vice President
                                     3000 West Alameda Ave.
                                     Burbank, CA 91523

Thomas Rogers                        National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Scott Sassa                          National Broadcasting Company, Inc.               Executive Vice President
                                     3000 West Alameda Ave.
                                     Burbank, CA 91523

Edward Scanlon                       National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Patrick Wallace                      National Broadcasting Company, Inc.               Executive Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Kassie Canter                        National Broadcasting Company, Inc.               Senior Vice President
                                     30 Rockefeller Plaza
                                     New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE B TO SCHEDULE 13D

                        Filed by General Electric Company

                            General Electric Company
                            ------------------------
                        Directors and Executive Officers
                        --------------------------------


Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------

Directors
---------
J.I. Cash, Jr.                       Harvard Business School                           Professor of Business
                                     Baker Library 187                                 Administration-Graduate School of Business
                                     Soldiers Field                                    Administration, Harvard University
                                     Boston, MA 02163

S.S. Cathcart                        222 Wisconsin Avenue                              Retired Chairman, Illinois Tool Works
                                     Suite 103
                                     Lake Forest, IL  60045

D.D. Dammerman                       General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company; Chairman
                                     Fairfield, CT  06431                              and Chief Executive Officer, General Electric
                                                                                       Capital Services, Inc.

P. Fresco                            Fiat SpA                                          Chairman of the Board, Fiat SpA
                                     via Nizza 250
                                     10126 Torino, Italy

C.X. Gonzalez                        Kimberly-Clark de Mexico,                         Chairman of the Board and Chief Executive
                                     S.A. de C.V.                                      Officer, Kimberly-Clark de Mexico, S.A. de
                                     Jose Luis Lagrange 103,                           C.V.
                                     Tercero Piso
                                     Colonia Los Morales
                                     Mexico, D.F. 11510, Mexico

Andrea Jung                          Avon Products, Inc.                               President and Chief Operating Officer, Avon
                                     1345 Avenue of the Americas                       Products, Inc.
                                     New York, NY  10105

K.G. Langone                         Invemed Associates, Inc.                          Chairman, President and Chief Executive
                                     375 Park Avenue                                   Officer, Invemed Associates, Inc.
                                     new York, NY 10152

G.G. Michelson                       Federated Department Stores                       Former Member of the Board of Directors,
                                     151 West 34th Street                              Federated Department Stores
                                     New York, NY  10001


Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------
E.F. Murphy                          General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT  06431

S. Nunn                              King & Spalding                                   Partner, King & Spalding
                                     191 Peachtree Street, N.E.
                                     Atlanta, GA 30303

J.D. Opie                            General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT  06431

R.S. Penske                          Penske Corporation                                Chairman of the Board and President,
                                     13400 Outer Drive, West                           Penske Corporation
                                     Detroit, MI  48239-4001

F.H.T. Rhodes                        Cornell University                                President Emeritus, Cornell University
                                     3104 Snee Building
                                     Ithaca, NY  14853

A.C. Sigler                          Champion International Corporation                Retired Chairman of the Board and CEO and
                                     1 Champion Plaza                                  former Director, Champion International
                                     Stamford, CT  06921                               Corporation

D.A. Warner III                      J.P. Morgan & Co., Inc. and Morgan                Chairman of the Board, President, and Chief
                                     Guaranty Trust Co.                                Executive Officer, J.P. Morgan & Co.
                                     60 Wall Street                                    Incorporated and Morgan Guaranty Trust
                                     New York, NY  10260                               Company

J.F. Welch, Jr.                      General Electric Company                          Chairman of the Board and Chief Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT  06431

Executive Officers
------------------
J.F. Welch, Jr.                      General Electric Company                          Chairman of the Board and Chief Executive
                                     3135 Easton Turnpike                              Officer
                                     Fairfield, CT  06431

P.D. Ameen                           General Electric Company                          Vice President and Comptroller
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431


Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------
J.R. Bunt                            General Electric Company                          Vice President and Treasurer
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

D.L. Calhoun                         General Electric Company                          Senior Vice President - GE Lighting
                                     Nela Park
                                     Cleveland, OH 44122

W.J. Conaty                          General Electric Company                          Senior Vice President - Human Resources
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

D.M. Cote                            General Electric Company                          Senior Vice President - GE Appliances
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

D.D. Dammerman                       General Electric Company                          Vice Chairman of the Board and Executive
                                                                                       Officer, General Electric Company; Chairman
                                                                                       and Chief Executive Officer, General Electric
                                                                                       Capital Services, Inc.

L.S. Edelheit                        General Electric Company                          Senior Vice President - Corporate Research
                                     P.O. Box 8                                        and Development
                                     Schenectady, NY  12301

B.W. Heineman, Jr.                   General Electric Company                          Senior Vice President - General Counsel and
                                     3135 Easton Turnpike                              Secretary
                                     Fairfield, CT  06431

J.R. Immelt                          General Electric Company                          Senior Vice President - GE Medical Systems
                                     P.O. Box 414
                                     Milwaukee, WI 53201

G.S. Malm                            General Electric Company                          Senior Vice President - Asia
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

W.J. McNerney, Jr.                   General Electric Company                          Senior Vice President - GE Aircraft Engines
                                     1 Neumann Way
                                     Cincinnati, OH 05215

E.F. Murphy                          General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer
                                     Fairfield, CT 06431


Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------
R.L. Nardelli                        General Electric Company                          Senior Vice President - GE Power Systems
                                     1 River Road
                                     Schenectady, NY  12345

R.W. Nelson                          General Electric Company                          Vice President - Corporate Financial
                                     3135 Easton Turnpike                              Planning and Analysis
                                     Fairfield, CT  06431

J.D. Opie                            General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer
                                     Fairfield, CT  06431

G.M. Reiner                          General Electric Company                          Senior Vice President - Chief Information
                                     3135 Easton Turnpike                              Officer
                                     Fairfield, CT  06431

J.G. Rice                            General Electric Company                          Vice President - GE Transportation Systems
                                     2901 East Lake Road
                                     Erie, PA  16531

G.L. Rogers                          General Electric Company                          Senior Vice President - GE Plastics
                                     1 Plastics Avenue
                                     Pittsfield, MA  01201

K.S. Sherin                          General Electric Company                          Senior Vice President - Finance and Chief
                                     3135 Easton Turnpike                              Financial Officer
                                     Fairfield, CT  06431

L.G. Trotter                         General Electric Company                          Senior Vice President - GE Industrial
                                     41 Woodward Avenue                                Systems
                                     Plainville, CT  06062

Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; Andrea Jung, who is a citizen of Canada; and G.S. Malm, who is a citizen of Sweden.

                           SCHEDULE C TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.

                   National Broadcasting Company Holding, Inc.
                   -------------------------------------------
                        Directors and Executive Officers
                        --------------------------------



Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------

Directors
---------
J.I. Cash, Jr.                       Harvard Business School                           Professor of Business
                                     Baker Library 187                                 Administration-Graduate School of Business
                                     Soldiers Field                                    Administration, Harvard University
                                     Boston, MA 02163

S.S. Cathcart                        222 Wisconsin Avenue                              Retired Chairman, Illinois
                                     Suite 103                                         Tool Works
                                     Lake Forest, IL  60045

D.D. Dammerman                       General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company; Chairman
                                     Fairfield, CT  06431                              and Chief Executive Officer, General Electric
                                                                                       Capital Services, Inc.

P. Fresco                            Fiat SpA                                          Chairman of the Board, Fiat SpA
                                     via Nizza 250
                                     10126 Torino, Italy

C.X. Gonzalez                        Kimberly-Clark de Mexico,                         Chairman of the Board and Chief Executive
                                     S.A. de C.V.                                      Officer, Kimberly-Clark de Mexico, S.A. de
                                     Jose Luis Lagrange 103,                           C.V.
                                     Tercero Piso
                                     Colonia Los Morales
                                     Mexico, D.F. 11510, Mexico

Andrea Jung                          Avon Products, Inc.                               President and Chief Operating Officer, Avon
                                     1345 Avenue of the Americas                       Products, Inc.
                                     New York, NY  10105

G.G. Michelson                       Federated Department Stores                       Former Member of the Board of Directors,
                                     151 West 34th Street                              Federated Department Stores
                                     New York, NY  10001

E.F. Murphy                          General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT 06431



Name                                 Present Business Address                          Present Principal Occupation
----                                 ------------------------                          ----------------------------
S. Nunn                              King & Spalding                                   Partner, King & Spalding
                                     191 Peachtree Street, N.E.
                                     Atlanta, GA 30303

J.D. Opie                            General Electric Company                          Vice Chairman of the Board and Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT  06431

R.S. Penske                          Penske Corporation                                Chairman of the Board and President,
                                     13400 Outer Drive, West                           Penske Corporation
                                     Detroit, MI  48239-4001

F.H.T. Rhodes                        Cornell University                                President Emeritus, Cornell University
                                     3104 Snee Building
                                     Ithaca, NY  14853

A.C. Sigler                          Champion International Corporation                Retired Chairman of the Board and CEO and
                                     1 Champion Plaza                                  former Director, Champion International
                                     Stamford, CT  06921                               Corporation

D.A. Warner III                      J.P. Morgan & Co., Inc. and Morgan                Chairman of the Board, President, and Chief
                                     Guaranty Trust Co.                                Executive Officer, J.P. Morgan & Co.
                                     60 Wall Street                                    Incorporated and Morgan Guaranty Trust
                                     New York, NY  10260                               Company

J.F. Welch, Jr.                      General Electric Company                          Chairman of the Board and Chief Executive
                                     3135 Easton Turnpike                              Officer, General Electric Company
                                     Fairfield, CT  06431

Executive Officers
------------------
Robert C. Wright                     National Broadcasting Company, Inc.               Chief Executive Officer and President
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Mark Begor                           National Broadcasting Company, Inc.               Treasurer
                                     30 Rockefeller Plaza
                                     New York, NY 10112

Each person  listed above is a citizen of the United  States of America  except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; and Andrea Jung, who is a citizen of Canada.

                           SCHEDULE D TO SCHEDULE 13D


                    GE CONVICTIONS WITHIN THE PAST FIVE YEARS
                    -----------------------------------------

1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

                  In April 1994, IGE Medical Systems Limited ("IGEMS"), a U.K. subsidiary of GE Medical Systems, discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

                  At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of GBP 5,000 and assessed costs of GBP 5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                  EXHIBIT INDEX

Exhibit No.
-----------

ITEM 8. Material to Be Filed as Exhibits.
        --------------------------------

Exhibit 1 Agreement and Plan of Contribution and Merger, dated as of May 9, 1999, among XOOM.com, Inc., National Broadcasting Company, Inc., CNET, Inc., Xenon 2, Inc., and Xenon 3, Inc.

Exhibit 2 Agreement and Plan of Contribution, Investment and Merger, dated as of May 9, 1999, among XOOM.com, Inc., National Broadcasting Company, Inc., Xenon 2, Inc., GE Investments Subsidiary, Inc., and Neon Media Corporation

Exhibit 3 Voting Agreement, dated as of May 9, 1999, among XOOM.com, Inc. (the "Company"), National Broadcasting Company, Inc., CNET, Inc., Flying Disc Investments Limited Partnership and Chris Kitze

Exhibit 4 Option Agreement, dated as of May 9, 1999, between XOOM.com and National Broadcasting Company, Inc.

Exhibit 5       Joint Filing Agreement by and among GE, NBC Holding and NBC